SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 4)*




                                 BEL FUSE INC.
___________________________________________________________________________
                               (Name of Issuer)

                              COMMON STOCK
___________________________________________________________________________
                       (Title of Class of Securities)

                             07734710-2
___________________________________________________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


1            NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Howard B. Bernstein
             ###-##-####

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                                 (b)

3            SEC USE ONLY


4            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States



  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5   SOLE VOTING POWER

        305,300

6   SHARED VOTING POWER

        500 (shares held by Mr. Bernstein's wife)


7   SOLE DISPOSITIVE POWER

        305,300

8   SHARED DISPOSITIVE POWER
        500 (see box 6)


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    305,800

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.1%

12  TYPE OF REPORTING PERSON*
    IN


Item 1.

    (a)   Name of Issuer          Bel Fuse Inc.

    (b)   Address of Issuer's Principal Executive Offices 198  Van Vorst Street
                                                          Jersey City, NJ 07302

Item 2.

    (a)   Name of Person Filing         Howard B. Bernstein

    (b)   Address of Principal Business Office or, if none, Residence
                                      c/o  Bel Fuse Inc.
                                      198  Van Vorst Street
                                      Jersey City, NJ 07302

     (c)  Citizenship       United States

     (d)  Title of Class of Securities        Common Stock

     (e)  CUSIP Number            07734710-2


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)   Broker or Dealer registered under Section 15 of the Act

    (b)   Bank as defined in section 3(a)(6) of the Act

    (c)   lnsurance Company as defined in section 3(a)(19) of the act

    (d) Investment Company registered under section 8 of the Investment Company Act

    (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

    (g) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

    (h)   Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

(a)   Amount Beneficially Owned           305,800

(b)   Percent of Class                    6.1%

(c)   Number of shares as to which such person has:

      (i)   sole power to vote or to direct the vote     305,300

      (ii)  shared power to vote or to direct the vote   500 (held by Mr.
                                                              Bernstein's wife)
      (iii) sole power to dispose or to direct the
            disposition of                               305,300

      (iv)  shared power to dispose or to direct the
            disposition of                               500 (held by Mr.
                                                              Bernstein's wife)


Item 5.  Ownership of Five Percent or Less of a Class

            N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            N/A

Item 8.  Identification and Classification of Members of the Group

            N/A

Item 9.  Notice of Dissolution of Group

            N/A

Item 10.  Certification

            N/A
                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February     , 1996
                                                   Date
                                           Howard B. Bernstein

                                           By:  /s/Peter H. Ehrenberg
                                                    Signature

                                         Peter H. Ehrenberg, Attorney-in-Fact
                                                     Name/Title




   Attention:  Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001)